UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41734

PRESTIGE WEALTH INC.

(Registrant’s Name)

Office Unit 6620B, 66/F, The Center

99 Queen’s Road Central

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Consummation of the Private Placement

As previously disclosed on April 23, 2025, Prestige Wealth Inc. (the “Company”) entered into an Amended and Restated Securities Purchase Agreement (the “Amended and Restated Agreement”) with certain accredited investors for a private placement offering, which amended and restated a Securities Purchase Agreement dated as of March 7, 2025. Pursuant to the terms of the Amended and Restated Agreement, the Company agreed to sell, and the investors agreed to purchase, (i) 32,608,696 Class A ordinary shares, par value $0.000625 per share (the “Ordinary Shares”); (ii) Series C ordinary warrants to purchase up to 24,456,522 Ordinary Shares, and (iii) Series D ordinary warrants to purchase up to 24,456,522 Ordinary Shares (collectively, the “Private Placement”). The purchase price for each Ordinary Share and associated Series C ordinary warrant and Series D ordinary warrant is US$0.23.

The Private Placement was consummated on August 14, 2025. The Company received an aggregate amount of gross proceeds from the Private Placement of approximately US$7,500,000, before deducting any offering expenses payable by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRESTIGE WEALTH INC.

Date: August 15, 2025	By:	/s/ Kazuho Komoda
	Name:	Kazuho Komoda
	Title:	Chief Executive Officer and Chairman

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